SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                   RYANAIR - EUROPE'S FIRST LOW FARES AIRLINE
                   TO CARRY MORE THAN 25M PASSENGERS IN A YEAR

Ryanair, Europe's No. 1 low-fares airline, today (Thursday, 5th August 2004) celebrated passing the 25 million passenger landmark for the 12 months from July 2003 to July 2004, and set a new monthly passenger record with over 2.48 million passengers choosing Ryanair's low fares during July 04.

In July 2004, Ryanair carried 170,000 MORE passengers in the UK/Europe market than BA , confirming for the 6th month in a row, that Ryanair is the UK's favourite airline for European travel.

Speaking today, Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Despite the competitive landscape Ryanair continues to set new record passenger figures every month, and we're delighted to be the first low fares airline in Europe to carry more than 25 million passenger in a single year.

        "Ryanair continues to be the UK's No. 1 airline, carrying more passengers, with lower fares and better load factors than BA. More and more UK consumers are choosing Ryanair, because only Ryanair has Europe's lowest fares and No.1 punctuality and customer service."


PASSENGER STATISTICS - JULY 2004

                           RYANAIR            BRITISH AIRWAYS

PASSENGERS                  2.48 M                   2.31 M
LOAD FACTOR                    90%                    76.7%
PUNCTUALITY*                   91%                    77.7%
AVERAGE FARE**               EUR39                   EUR268


(* Latest comparable date - June 04) (**Published accounts)

Ends.Thursday, 5th August 2004

For further
information:
Paul Fitzsimmons - Ryanair,       Pauline McAlester - Murray Consultants,
Tel: 00 353 1 812 1228            Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  5 August 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director